DISABILITY RIDER    This rider is issued as a part of the Contract to which it is attached. The Date of Issue and Contract Date applicable to this rider are the same as that of the Contract. Except where this rider provides otherwise, it is subject to all conditions and limitations of such Contract.

Waiver of Contingent Deferred Sales Charge The Benefit
We will waive the contingent deferred sales charge which would occur as a result of partial or full surrender of the Contract Values if, prior to age 65, the Annuitant becomes totally disabled and is totally disabled at the time of surrender request.

To qualify for this benefit, the Contract Owner must provide written proof, satisfactory to the Company, that the Annuitant is totally disabled.

Definition of Total Disability

Total Disability means a disability which:

(a)results from bodily injury or disease;
(b)begins while this contract and this rider are in force;
(c)has existed continuously for at least 12 months; and
(d)prevents the Annuitant from engaging in an occupation.

During the first 12 months of disability, occupation means the Annuitant’s regular occupation. Thereafter, occupation means that for which the Annuitant is reasonably fitted by:

(a)education;
(b)training; or
(c)experience.

Signed for Hartford Life Insurance Company

HLVA94DIS